Exhibit 99.1

58.com Announces Appointment of Director，Co-Chairman and Co-CEO

BEIJING, China, August 6, 2015/PRNewswire―58.com Inc. (NYSE: WUBA) (“58.com”), China’s largest online marketplace serving local merchants and consumers, today announced that it has appointed Mr. Mark Haoyong Yang as a director, co-Chairman and co-CEO of 58.com. Mr. Yang is the founder and CEO of Ganji.com, a major online local services marketplace platform in China. In April 2015, 58.com acquired a strategic stake in Falcon View Technology, the holding company of the PRC entities operating Ganji.com.

Mr. Michael Jinbo Yao, chairman and co-CEO of 58.com commented, “I look forward to Mark joining our team. His extensive experience, managerial capabilities and entrepreneurial drive will be invaluable assets as we look to create an even stronger and more innovative business that caters to the large and growing number of mobile users in China."

Mr. Yang commented, “I am excited to join the 58.com team. Local services, online classifieds, and online-to-offline services are areas that have unlimited opportunities in China and I look forward to working closely with Michael to drive growth in these categories in the coming years."

About 58.com Inc.

58.com Inc. (NYSE: WUBA) operates China’s largest online marketplace serving local merchants and consumers, as measured by monthly unique visitors on both its www.58.com website and mobile applications. The Company’s online marketplace enables local merchants and consumers to connect, share information and conduct business. 58.com’s broad, in-depth and high quality local information, combined with its easy-to-use website and mobile applications, has made it a trusted marketplace for consumers. 58.com’s strong brand recognition, large and growing user base, merchant network and massive database of local information create a powerful network effect.

Safe Harbor Statements

This press release contains forward-looking statements made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. 58.com may also make written or oral forward-looking statements in its reports filed with or furnished to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Any statements that are not historical facts, including statements about 58.com’s beliefs and expectations, are forward-looking statements that involve factors, risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Such factors and risks include, but not limited to the following: 58.com’s goals and strategies; its future business development, financial condition and results of operations; its ability to retain and grow its user base and network of local merchants for its online marketplace; the growth of, and trends in, the markets for its services in China; the demand for and market acceptance of its brand and services; competition in its industry in China; its ability to maintain the network infrastructure necessary to operate its website and mobile applications; relevant government policies and regulations relating to the corporate structure, business and industry; and its ability to protect its users' information and adequately address privacy concerns. Further information regarding these and other risks, uncertainties or factors is included in the Company's filings with the U.S. Securities and Exchange Commission. All information provided in this press release is current as of the date of the press release, and 58.com does not undertake any obligation to update such information, except as required under applicable law.

For more information, please contact:

58.com Inc.

ir@58.com

Christensen

In China

Mr. Christian Arnell

Phone: +86-10-5900-1548

E-mail: carnell@christensenir.com

In US

Ms. Linda Bergkamp

Phone: +1-480-614-3004

Email: lbergkamp@ChristensenIR.com